UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 8, 2026

INFLECTION POINT ACQUISITION CORP. VI

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43212	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1680 Michigan Avenue Suite 700 #1031

Miami Beach, FL 33139

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 295-5830

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	IPFXU	The Nasdaq Stock Market LLC
Class A ordinary shares, $0.0001 par value	IPFX	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	IPFXW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On June 8, 2026 (the “Signing Date”), Inflection Point Acquisition Corp. VI, a Cayman Islands exempted company (which shall transfer by way of continuation to and domesticate as a Delaware corporation prior to the Closing) (“Inflection Point”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among Inflection Point, IPFX PubCo, Inc., a Delaware corporation and direct, wholly owned subsidiary of Inflection Point (“PubCo”), IPFX Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of PubCo (“Merger Sub”), and Quantum Space, LLC, a Delaware limited liability company (“Quantum Space”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Inflection Point and Quantum Space are individually referred to herein as a “Party” and, collectively, the “Parties.”

The Business Combination values the combined company resulting from the completion of the Business Combination at a pro forma enterprise value of approximately $1.2 billion. Following closing of the Business Combination (“Closing”), the combined company will be organized in an umbrella partnership C corporation (“Up-C”) structure, in which substantially all of the assets and the business of the combined company will be held by Quantum Space. The combined company’s business will operate through Quantum Space and its subsidiaries. In connection with the Closing, PubCo will change its name to “Quantum Space, Inc.” (such company after the Closing, “New Quantum Space”).

The Business Combination Agreement and the Business Combination were approved by the boards of directors of each of Inflection Point and Quantum Space.

The Business Combination is expected to close in the fourth quarter of 2026, following the receipt of the required approvals by Inflection Point’s shareholders and Quantum Space’s equityholders and the fulfillment of other customary closing conditions.

The Domestication

Inflection Point will, subject to obtaining the required shareholder approvals and at least one day prior to the date of Closing (the “Closing Date”), change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication,” and the domesticated Delaware entity “Domesticated Inflection Point”).

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including the receipt of the required approval by Inflection Point’s shareholders: (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement (as defined below) and the Business Combination Agreement, each of the then issued and outstanding Class B ordinary shares of Inflection Point, par value $0.0001 per share (each, a “Cayman Class B Share”), will convert automatically, on a one-for-one basis, into a Class A ordinary share of Inflection Point, par value $0.0001 per share (each, a “Cayman Class A Share”) (the “Sponsor Share Conversion”); (b) in connection with the Domestication, (i) each of the then issued and outstanding Cayman Class A Shares will convert automatically, on a one-for-one basis, into a share of common stock of Domesticated Inflection Point (the “Domesticated Inflection Point Common Stock”); (ii) each of the then issued and outstanding warrants of Inflection Point will convert automatically into a warrant to acquire one share of Domesticated Inflection Point Common Stock (each warrant, a “Domesticated Inflection Point Warrant”); and (iii) each of the then issued and outstanding units of Inflection Point will convert automatically into a unit of Domesticated Inflection Point, consisting of one share of Domesticated Inflection Point Common Stock and one-third (1/3rd) of one Domesticated Inflection Point Warrant, with any fractional Domesticated Inflection Point Warrants to be issued in connection with such separation rounded down to the nearest whole warrant.

The Recapitalization

Immediately prior to the Closing, Quantum Space will effectuate a recapitalization (the “Recapitalization”), pursuant to which, among other things, all outstanding equity securities of Quantum Space, other than the Series B Preferred Units (the “Series B Preferred Units”) and the warrants to purchase Common Units (the “Series B Warrants”) issued to the Pre-Funded PIPE Investors (as defined below) in the Series B Investment (as defined below), will be converted or exchanged into common units of Quantum Space (the “Quantum Space Common Units”), as set forth in the Seventh Amended and Restated Limited Liability Company Operating Agreement of Quantum Space, the result of which, among other things, will be that the Sellers (as defined in the Business Combination Agreement) will collectively hold Quantum Space Common Units as of immediately prior to the Closing.

The Business Combination and Consideration

Simultaneously with the Closing:

(i)	Quantum Space and PubCo will enter into an Eighth Amended and Restated Limited Liability Company Operating Agreement of Quantum Space, to, among other things, implement the Up-C structure as contemplated by the Business Combination Agreement and to admit Inflection Point as the managing member of Quantum Space; and

(ii)	PubCo will file with the Secretary of State of the State of Delaware an Amended and Restated Certificate of Incorporation which will, among other things, set forth the rights and preferences of the common stock and preferred stock of New Quantum Space (the “A&R Charter”). The A&R Charter will provide that (i) each share of Class A-1 common stock (the “New Quantum Space Class A-1 Common Stock”) will have one (1) vote per share and economic rights, (ii) each share of Class A-2 common stock (the “New Quantum Space Class A-2 Common Stock” and together with the New Quantum Space Class A-1 Common Stock, the “New Quantum Space Class A Common Stock”) will have ten (10) votes per share and economic rights, (iii) each share of Class B-1 common stock (the “New Quantum Space Class B-1 Common Stock”) will have one (1) vote per share and no economic rights and (iv) each share of Class B-2 common stock (the “New Quantum Space Class B-2 Common Stock”) will have ten (10) votes per share and no economic rights.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, Merger Sub will merge with and into Inflection Point (the “Merger”, and such time, the “Merger Effective Time”), following which the separate corporate existence of Merger Sub shall cease and Inflection Point shall continue as the surviving corporation after the Merger and as a direct, wholly-owned subsidiary of PubCo. By virtue of the Merger and without any further action on the part of any party or the holders of any securities of Domesticated Inflection Point:

(1)	each share of Domesticated Inflection Point Common Stock issued and outstanding immediately prior to the Merger Effective Time (other than any shares owned by Domesticated Inflection Point, New Quantum Space or Merger Sub) shall automatically be cancelled and extinguished and converted into the right to receive one share of New Quantum Space Class A-1 Common Stock, following which all such shares of Domesticated Inflection Point Common Stock shall cease to be outstanding and shall cease to exist;

(2)	each Domesticated Inflection Point Warrant issued and outstanding immediately prior to the Merger Effective Time shall automatically be assumed by New Quantum Space and shall thereafter constitute a warrant to acquire one share of New Quantum Space Class A-1 Common Stock (each a “New Quantum Space Warrant”), on substantially the same terms and conditions as the Domesticated Inflection Point Warrants and the outstanding warrants of Inflection Point;

(3)	any shares of Domesticated Inflection Point Common Stock or other capital stock of Domesticated Inflection Point that are owned, immediately prior to the Merger Effective Time, by Domesticated Inflection Point (including as treasury shares), New Quantum Space or Merger Sub shall automatically be cancelled, retired and cease to exist, without any conversion thereof or payment therefor; and

(4)	each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall automatically be converted into one validly issued, fully paid and non-assessable share of common stock of Domesticated Inflection Point (as the surviving corporation in the Merger), which shares shall, immediately following the Merger Effective Time, constitute the only outstanding shares of capital stock of Domesticated Inflection Point and shall be held by New Quantum Space, with the result that Domesticated Inflection Point shall continue as the surviving corporation in the Merger and as a direct, wholly owned subsidiary of New Quantum Space.

Immediately following the Merger Effective Time, pursuant to the Business Combination Agreement:

(1)	each Seller will contribute, assign, transfer, convey and deliver to New Quantum Space all or a portion of such Seller’s Quantum Space Common Units (as set forth in the Exchange Schedule (as defined in the Business Combination Agreement)), in exchange for shares of New Quantum Space Class A-1 Common Stock or New Quantum Space Class A-2 Common Stock, as applicable, on a one-for-one basis (the “Seller Contributions”). Each Seller identified as a “Direct PubCo Seller” will contribute all of its Quantum Space Common Units to New Quantum Space, while each Seller identified as an “Up-C Seller” will contribute only the scheduled portion of its Quantum Space Common Units and retain the balance;

(2)	simultaneously with the Seller Contributions, each Pre-Funded PIPE Investor will contribute all of such holder’s Series B Preferred Units to New Quantum Space in exchange for a number of shares of 12.0% Series A Convertible Preferred Stock of New Quantum Space (the “New Quantum Space Series A Preferred Stock”) equal to the quotient of (i) the aggregate Series B Preference Amount (as defined below) of such holder’s Series B Preferred Units, divided by (ii) $12.00 (the “Preferred Contributions”);

(3)	simultaneously with the Seller Contributions and the Preferred Contributions, each Pre-Funded PIPE Investor that elects to do so will contribute its Series B Warrant(s) to New Quantum Space in exchange for warrant(s) to purchase shares of New Quantum Space Class A-1 Common Stock (the “New Quantum Space Preferred Investor Warrants”, and such contribution the “Warrant Contributions”); and

(4)	simultaneously with, or immediately following, the Seller Contributions, the Preferred Contributions and the Warrant Contributions, each PIPE Investor (as defined in the Business Combination Agreement) will purchase, and New Quantum Space will issue and sell to such PIPE Investor, New Quantum Space Convertible Preferred Stock (as defined in the A&R Charter) and New Quantum Space Preferred Investor Warrants (collectively, the “PIPE Securities”) subscribed for by such PIPE Investor in accordance with the applicable Series A SPA (as defined below) (the “PIPE Investment”).

Each Up-C Seller will also purchase from New Quantum Space, for consideration not greater than the par value thereof, a number of shares of New Quantum Space Class B-1 Common Stock or New Quantum Space Class B-2 Common Stock, as applicable, equal to the number of Quantum Space Common Units retained by such Up-C Seller following the Seller Contributions, pursuant to the Seller Class B Subscription Agreement (as defined in the Business Combination Agreement).

Pursuant to the Business Combination Agreement, the aggregate consideration (the “Aggregate Consideration”) to be received by the Sellers in respect of the Business Combination consists of a number of Quantum Space Common Units and shares of New Quantum Space Class A Common Stock equal, in the aggregate, to the quotient of (a) $600,000,000, divided by (b) the per-share redemption price applicable to a Cayman Class A Share elected to be redeemed, as calculated in accordance with the Investment Management Trust Agreement, dated as of March 26, 2026, by and between Inflection Point and Continental Stock Transfer & Trust Company, as trustee, and Inflection Point’s amended and restated memorandum and articles of association. For the avoidance of doubt, the paired non-economic voting shares of New Quantum Space Class B-1 Common Stock and New Quantum Space Class B-2 Common Stock purchased by Up-C Sellers shall not constitute Aggregate Consideration.

Governance

The Parties have agreed to take all necessary action so that, effective as of the Closing, the board of directors of New Quantum Space (the “New Quantum Space Board”) will consist of seven (7) individuals, all of a single class and elected annually. Immediately after the Closing, Inflection Point and Quantum Space shall take all action within their power as may be necessary or appropriate to designate and appoint to the New Quantum Space Board (i) one (1) person that is designated by Inflection Point prior to Closing, who shall meet the applicable independence and other requirements of applicable rules of The Nasdaq Stock Market LLC (“Nasdaq”) and the U.S. Securities and Exchange Commission (the “SEC”), and (ii) the remaining six (6) persons, all of whom will be designated by Quantum Space.

Representations and Warranties; Covenants

The Parties have made customary representations, warranties, and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Inflection Point and Quantum Space prior to the Closing Date.

In addition, Inflection Point, Quantum Space and New Quantum Space have agreed to adopt an equity incentive plan in a form to be mutually agreed by such parties that provides for the grant of equity and equity-based incentive awards to eligible service providers.

Conditions to Each Party’s Obligations

The obligations of Inflection Point and Quantum Space to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation the following mutual conditions applicable to each Party: (i) each Required Regulatory Approval (as defined in the Business Combination Agreement) shall have been obtained, made or completed and shall be in full force and effect, and any applicable waiting period (and any extension thereof) under any applicable antitrust law or any foreign-investment-review, national-security, export controls and sanctions, or sensitive-technology authority shall have expired or been terminated; (ii) the adoption and/or approval, as applicable, by Inflection Point’s shareholders of the Purchaser Shareholder Approvals (as defined in the Business Combination Agreement); (iii) no adverse law or order then in effect prevents or prohibits consummation of the Business Combination; (iv) the Registration Statement becoming effective under the Securities Act of 1933, as amended (the “Securities Act”), and remaining effective as of the Closing, with no stop order or similar order suspending its effectiveness; (v) approval of the listing of the New Quantum Space Class A-1 Common Stock on Nasdaq, subject to certain conditions and exceptions as described in the Business Combination Agreement; and (vi) the A&R Charter shall have been duly filed with the Secretary of State of the State of Delaware and the PubCo Bylaws (as defined in the Business Combination Agreement) shall have been duly adopted, in each case in full force and effect as of the Closing.

In addition to the foregoing mutual conditions, the obligations of Quantum Space to consummate the Business Combination are subject to the satisfaction or waiver of the following additional conditions: (i) the representations and warranties of the Purchaser Fundamental Representations (as defined in the Business Combination Agreement) shall be true and correct in all respects (other than de minimis inaccuracies); (ii) the other representations and warranties of the Inflection Point Parties shall be true and correct except for any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect (as defined in the Business Combination Agreement), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect; (iii) the performance of by the Purchaser Parties of their respective covenants and agreements in all material respects; (iv) no Purchaser Material Adverse Effect shall have occurred and be continuing; (v) the completion of the Domestication in accordance with the Business Combination Agreement; (vi) Inflection Point shall have made appropriate arrangements to have the Trust Account (as defined in the Business Combination Agreement) available at the Closing for payment of certain amounts payable in connection with the Closing; (vii) the aggregate cash proceeds available to Inflection Point from the Trust Account (after giving effect to all redemptions), plus the gross proceeds of the PIPE Investment, less certain transaction expenses as specified in the Business Combination Agreement, shall be equal to or greater than $90 million; and (viii) the delivery of customary certificates and certain other ancillary documents.

In addition to the mutual conditions described above, the obligations of Inflection Point to consummate the Business Combination are subject to the satisfaction or waiver of the following additional conditions: (i) the Company Fundamental Representations (as defined in the Business Combination Agreement) shall be true and correct in all respects (other than de minimis inaccuracies); (ii) the other representations and warranties of Quantum Space shall be true and correct except for any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect (as defined in the Business Combination Agreement), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) the performance by Quantum Space of its covenants and agreements in all material respects; (iv) the Recapitalization shall have been completed in accordance with the Business Combination Agreement; (v) the delivery of customary certificates and certain other ancillary documents; (vi) each Material Third-Party Consent (as defined in the Business Combination Agreement) shall have been obtained, made or completed and shall be in full force and effect; and (vii) the Requisite Member Approval (as defined in the Business Combination Agreement) shall have been obtained.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, (i) by mutual written consent of Inflection Point and Quantum Space; (ii) by Quantum Space if the board of directors of Inflection Point, except as required by applicable law, withdraws, amends, qualifies or modifies its recommendation to the shareholders of Inflection Point to approve the Transaction Proposals (as defined in the Business Combination Agreement), as described in the Business Combination Agreement, (iii) by either Inflection Point or Quantum Space if the Closing has not occurred on or before the one-year anniversary of the date of the Business Combination Agreement; and (iv) by Quantum Space if Inflection Point shareholder approval is not obtained by Inflection Point after the conclusion of the extraordinary general meeting of Inflection Point’s shareholders held for the purpose of voting on the Purchaser Shareholder Proposals.

The foregoing description of the Business Combination Agreement, the Business Combination and the related transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Inflection Point or Quantum Space. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Inflection Point’s public disclosures.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Quantum Space and Inflection Point Holdings VI LLC (the “Sponsor”), pursuant to which the Sponsor agreed to, among other things, vote in favor of adoption of the Transaction Proposals and otherwise support the Business Combination. Certain current and former officers and directors of Inflection Point previously entered into a letter agreement with Inflection Point in connection with Inflection Point’s initial public offering, pursuant to which they agreed to vote any Inflection Point ordinary shares held by them in favor of the Business Combination.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Inflection Point, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Sponsor Support Agreement) owned by the Sponsor, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor without the prior written consent of Quantum Space, unless such transfer is deemed a Permitted Transfer (as defined in the Sponsor Support Agreement).

In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Quantum Space or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Sponsor Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination.

Furthermore, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the Cayman Class B Shares convert into the Cayman Class A Shares in connection with the Business Combination.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Member Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point, Quantum Space and certain holders of equity securities of Quantum Space (the “Required Members“) entered into the Member Support Agreement (the “Member Support Agreement”), pursuant to which the Required Members agreed to, among other things, vote (or act by written consent) to approve and adopt the Business Combination Agreement and the consummation of the Business Combination, including the Recapitalization, and otherwise support the Business Combination.

Pursuant to the Member Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Quantum Space, no Required Member shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Member Support Agreement), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Quantum Space and Inflection Point, unless such transfer is deemed a Contemplated Transfer or a Permitted Transfer (each as defined in the Member Support Agreement).

In addition, pursuant to the Member Support Agreement, each Required Member has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Quantum Space or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Member Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Member Support Agreement, the Business Combination Agreement or the Business Combination. Each Required Member has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

The foregoing description of the Member Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Member Support Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Lock-Up Agreements

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Quantum Space will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor and its permitted assigns will agree, (i) with respect to any shares of New Quantum Space Common Stock the Sponsor received upon conversion of its Cayman Class B Shares in connection with the Domestication and the Merger (the “Sponsor Lock-Up Shares”), prior to the date that is six months after the Closing Date, or (ii) with respect to any warrants to acquire shares of New Quantum Space Common Stock held by the Sponsor (the “Sponsor Lock-Up Warrants” and together with the Sponsor Lock-Up Shares, the “Sponsor Lock-Up Securities”), prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the New Quantum Space Board, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, subject to certain conditions, or the exercise of certain stock options or warrants.

Quantum Space Lock-Up Agreement

At the Closing, New Quantum Space and certain equity holders of Quantum Space (the “Lock-Up Holders”) will enter into a Lock-Up Agreement (the “Quantum Space Lock-Up Agreement”), pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New Quantum Space Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Quantum Space Common Stock held immediately after the consummation of the Business Combination, (b) any shares of New Quantum Space Common Stock issuable upon exercise of such options to purchase shares of New Quantum Space Common Stock held immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, New Quantum Space Common Stock held by such holder immediately after the consummation of the Business Combination (the shares of New Quantum Space Common Stock and securities specified in clauses (a) through (c), collectively, the “Lock-Up Securities”), (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Securities or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Quantum Space Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, subject to certain conditions, or the exercise of certain stock options or warrants.

The foregoing description of each Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the form of Sponsor Lock-Up Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference and (ii) the form of Quantum Space Lock-Up Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the Closing, PubCo, Inflection Point, the Sponsor, certain PIPE investors and certain securityholders of Quantum Space will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Sponsor, such PIPE investors and such securityholders will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Quantum Space that they will hold following the Business Combination.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is attached as Exhibit 10.5 hereto, and the terms of which are incorporated herein by reference.

Series A Preferred Stock Investment

In connection with the Business Combination, on the Signing Date, PubCo, Quantum Space and certain accredited investors named therein (the “Series A Preferred Stock Investors”) entered into Securities Purchase Agreements (the “Series A SPAs”). Pursuant to the Series A SPAs, the Series A Preferred Stock Investors have agreed, among other things, to purchase, at Closing, an aggregate of (i) 19,999,994 shares of New Quantum Space Series A Preferred Stock, having the rights, preferences and privileges set forth in the form of Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Series A Certificate of Designation”) and (ii) New Quantum Space Preferred Investor Warrants to purchase an aggregate of 19,999,994 shares of New Quantum Space Class A-1 Common Stock, for an aggregate purchase price of approximately $240 million in the PIPE Investment. Each share of New Quantum Space Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”).

The Series A SPAs include customary representations and warranties from Quantum Space, Inflection Point and the Series A Preferred Stock Investors and is subject to customary closing conditions. The Series A SPAs also include customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. New Quantum Space Class A-1 Common Stock issuable upon conversion of the New Quantum Space Series A Preferred Stock and New Quantum Space Common Stock underlying any Series A Preferred Investor Warrants will be “Registrable Securities” under the A&R Registration Rights Agreement.

Dividends: The New Quantum Space Series A Preferred Stock will accrue dividends daily at the rate of 12% per annum of the Accrued Value (as defined in the Certificate of Designation) (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Accrued Value (if paid in cash), plus the amount of previously accrued dividends paid in kind. Such dividends will compound semi-annually.

Liquidation Preference: Upon any liquidation or deemed liquidation event, the holders of New Quantum Space Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Series A Certificate of Designation) on each share of New Quantum Space Series A Preferred Stock or (ii) such amount per share as would have been payable had all shares of New Quantum Space Series A Preferred Stock been converted into New Quantum Space Common Stock immediately prior to the liquidation event. Thereafter, the holders of Series A Preferred Stock will be entitled to receive their pro-rata share of the remaining proceeds available for distribution to stockholders, on an as-converted to common stock basis.

Voting: The New Quantum Space Series A Preferred Stock will vote together with the New Quantum Space Common Stock as a single class, except as required by law and as noted below under “Protective Provisions.” Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Quantum Space Class A-1 Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions: For as long as 20% of the shares of New Quantum Space Series A Preferred Stock issued as of Closing are outstanding, New Quantum Space shall not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of New Quantum Space Series A Preferred Stock (the “Requisite Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Quantum Space; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws, Certificate of Designation or any similar document of New Quantum Space in a manner that materially and adversely affects the powers, preferences or rights given to the New Quantum Space Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the New Quantum Space Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of New Quantum Space Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the New Quantum Space Series A Preferred Stock prior to payment of such cash dividend on the New Quantum Space Series A Preferred Stock or purchase or redeem any capital stock ranking junior to the New Quantum Space Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Quantum Space’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Quantum Space, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Quantum Space; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the New Quantum Space Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation.

Conversion: Each share of New Quantum Space Series A Preferred Stock will be convertible into New Quantum Space Class A-1 Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and customary anti-dilution adjustments, including with respect to future issuances or sales of New Quantum Space Common Stock at prices less than the conversion price then in effect. In addition, if the 20-trading-day volume-weighted average price of the New Quantum Space Class A-1 Common Stock measured as of the twenty-first trading day following the date that is six months after Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $7.00 (the “VWAP Adjustment”).

Put Rights: Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of the Requisite Holders commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights: Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of New Quantum Space commencing any time (A) on or after the 3rd anniversary of the Closing but prior to the 4th anniversary of the Closing at a price equal to the greater of (i) 120% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into New Quantum Space Class A-1 Common Stock immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of New Quantum Space, in cash or shares of New Quantum Space Class A-1 Common Stock or a combination thereof, with the value of such shares of New Quantum Space Class A-1 Common Stock being the closing price of such shares of New Quantum Space Class A-1 Common Stock on the Trading Market (as defined in the Series A SPAs) on the applicable date of redemption), (B) on or after the 4th anniversary of the Closing but prior to the 5th anniversary of the Closing at a price equal to the greater of (i) 110% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into New Quantum Space Class A-1 Common Stock immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of New Quantum Space, in cash or shares of New Quantum Space Class A-1 Common Stock or a combination thereof, with the value of such shares of New Quantum Space Class A-1 Common Stock being the closing price of such shares of New Quantum Space Class A-1 Common Stock on the Trading Market on the applicable date of redemption), or (C) on or after the 5th anniversary of the Closing at a price equal to the greater of (i) 100% of the Accrued Value (which shall be payable in cash) and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into New Quantum Space Class A-1 Common Stock immediately prior to such redemption based on the then effective rate of conversion (which shall be payable, at the option of New Quantum Space, in cash or shares of New Quantum Space Class A-1 Common Stock or a combination thereof, with the value of such shares of New Quantum Space Class A-1 Common Stock being the closing price of such shares of New Quantum Space Class A-1 Common Stock on the Trading Market on the applicable date of redemption).

New Quantum Space Preferred Investor Warrants: At the closing of the PIPE Investment, the Series A Preferred Stock Investors will receive New Quantum Space Preferred Investor Warrants to purchase shares of New Quantum Space Class A-1 Common Stock. The New Quantum Space Preferred Investor Warrants will be immediately exercisable upon issuance at Closing and will expire five (5) years from the Closing Date. The New Quantum Space Preferred Investor Warrants include customary cash and cashless exercise provisions. Each New Quantum Space Preferred Investor Warrant is initially exercisable at $12.00 per share of New Quantum Space Class A-1 Common Stock, subject to the same anti-dilution and other adjustments as the New Quantum Space Series A Preferred Stock, provided that (i) any adjustment of the exercise price based on the VWAP Adjustment will not increase the number of shares of New Quantum Space Class A-1 Common Stock issuable upon exercise of such New Quantum Space Preferred Investor Warrants and (ii) any adjustment of the exercise price as a result of the price-based anti-dilution adjustments shall not increase the number of shares of New Quantum Space Class A-1 Common Stock to more than the number of underlying shares of New Quantum Space Class A-1 Common Stock that would apply if the exercise price were $7.00 per share.

The foregoing description of the Series A Preferred Stock Investment does not purport to be complete and is qualified in its entirety by reference to (i) the full text of the Series A SPAs, a copy of the form of which is attached as Exhibit 10.6 hereto, (ii) the full text of the form of Certificate of Designation, a copy of which is attached as Exhibit 3.1 hereto, and (iii) the full text of the form of Series A Preferred Investor Warrant, a copy of the form of which is attached as Exhibit 4.1 hereto, and the terms of each are incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 and Item 8.01 of this Current Report on Form 8-K with respect to the issuance of shares of New Quantum Space pursuant to the Business Combination Agreement and the form of Series A SPA is incorporated by reference herein. The shares to be offered and sold in connection with the Series A SPAs have not been registered under the Securities Act, in reliance upon the exemption from registration provided in Section 4(a)(2) of the Securities Act.

Item 8.01. Other Events.

In connection with the Business Combination, on the Signing Date, Quantum Space entered into Securities Purchase Agreements (the “Series B SPAs”) with Inflection Point Fund I, LP, an affiliate of Inflection Point and certain of its directors and officers and certain other accredited investors named therein (collectively, the “Pre-Funded PIPE Investors”). Pursuant to such Securities Purchase Agreements, the Pre-Funded PIPE Investors agreed, among other things, to purchase, and Quantum Space issued and sold, (i) 5,882,352 Series B convertible preferred units of Quantum Space (the “Series B Preferred Units”) and warrants to purchase 5,882,352 Quantum Space Common Units, at an initial exercise price of $12.00 per unit (the “Series B Warrants”), substantially concurrently with the signing of the Business Combination Agreement, for an aggregate purchase price of approximately $60 million (the “Series B Investment”).

The Series B Preferred Units were issued with a “Series B Unit Original Issue Price” of $12.00 and will accrue dividends at a rate per annum of 10% if paid in cash or 12% if paid in kind, compounding semi-annually (the Series B Unit Original Issue Price, plus all accrued dividends, the “Series B Preference Amount”). Prior to the earlier of the termination of the Business Combination Agreement or consummation of the Business Combination, dividends shall be paid solely in kind. Each Series B Preferred Unit shall be convertible at the option of the holder into Quantum Space Common Units at a conversion price of $12.00 per Common Unit, subject to customary adjustments. The Series B Warrants are initially exercisable at $12.00 per unit, subject to customary adjustments.

As described above, upon the Closing, (a) each holder of Series B Preferred Units will contribute all of such holder’s Series B Preferred Units to New Quantum Space in exchange for a number of shares of New Quantum Space Series A Preferred Stock equal to the quotient of (i) the aggregate Series B Preference Amount of such holder’s Series B Preferred Units, divided by (ii) $12.00 and (b) each Pre-Funded PIPE Investor that elects to do so will contribute its Series B Warrant(s) to New Quantum Space in exchange for New Quantum Space Preferred Investor Warrants.

Such holders will be entitled to customary registration rights with respect to the shares of New Quantum Space Class A-1 Common Stock underlying the New Quantum Space Series A Preferred Stock and New Quantum Space Preferred Investor Warrants issuable in respect of the Series B Preferred Units and Series B Warrants pursuant to the A&R Registration Rights Agreement.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits hereto contain certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act, and Section 21(e) of the Exchange Act. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of New Quantum Space following the Business Combination, including the likelihood and ability of Quantum Space and Inflection Point to successfully consummate the Business Combination, future opportunities for New Quantum Space and other statements that are not historical facts.

These statements are based on the current expectations of the management of Inflection Point and/or Quantum Space and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Quantum Space. These statements are subject to a number of risks and uncertainties regarding Quantum Space’s business and the Business Combination and actual results may differ materially. These risks and uncertainties include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Inflection Point, Quantum Space, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain shareholder approval, to obtain financing to complete the Business Combination or other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability of New Quantum Space to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Quantum Space as a result of the announcement and consummation of the Business Combination; the ability of New Quantum Space to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Quantum Space to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Quantum Space or the combined company may be adversely affected by other economic, business, and/or competitive factors; the amount of redemption requests made by Inflection Point shareholders; unsatisfactory safety performance of Quantum Space’s satellite systems or security incidents at Quantum Space’s facilities; failure of the market for satellites to achieve the growth potential Quantum Space expects; any delayed launches, launch failures, failure of Quantum Space’s satellites to reach their planned orbital locations and significant increases in the costs related to launches of satellites; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Quantum Space’s operations; failure of Quantum Space’s products to operate in the expected manner or defects in its products; counterparty risks on contracts entered into with Quantum Space’s customers and failure of Quantum Space’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Quantum Space does business; and other risks and uncertainties discussed in documents of Inflection Point and/or Quantum Space filed, or to be filed, with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Inflection Point and Quantum Space presently do not know or that Inflection Point and Quantum Space currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Inflection Point’s and Quantum Space’s expectations, plans or forecasts of future events and views as of the date of this communication. Inflection Point and Quantum Space anticipate that subsequent events and developments will cause their assessments to change. However, while Inflection Point and Quantum Space may elect to update these forward-looking statements in the future, Inflection Point and Quantum Space specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s or Quantum Space’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, PubCo, Inflection Point and Quantum Space intend to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Inflection Point in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equityholders of Quantum Space in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents (when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/prospectus (when available) will be mailed to shareholders of Inflection Point as of a record date to be established for voting on the Business Combination. Shareholders of Inflection Point will also be able to obtain copies of the definitive proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VI, 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, FL 33139.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. Information about Inflection Point’s directors and executive officers and a description of their interests in Inflection Point and in its initial business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of Inflection Point’s final prospectus (File No. 333-292443) for its initial public offering, filed with the SEC on March 30, 2026, which is available free of charge at the SEC’s website at www.sec.gov and at the following URL: https://www.sec.gov/Archives/edgar/data/2102041/000121390026035878/ea0270234-07.htm. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Quantum Space, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

EXHIBIT INDEX

Exhibit No.	Description
2.1†	Business Combination Agreement, dated as of June 8, 2026, by and among Inflection Point Acquisition Corp. VI, IPFX PubCo, Inc., IPFX Merger Sub, Inc. and Quantum Space, LLC.
3.1	Form of Certificate of Designation relating to the 12.0% Series A Cumulative Convertible Preferred Stock.
4.1	Form of Warrant to be issued to each Series A Preferred Stock Investor.
10.1	Sponsor Support Agreement, dated June 8, 2026, by and among Inflection Point Acquisition Corp. VI, IPFX PubCo and Inflection Point Holdings VI LLC.
10.2†	Member Support Agreement, dated June 8, 2026, by and among Inflection Point Acquisition Corp. VI, members who are signatory thereto and Quantum Space, LLC.
10.3	Form of Sponsor Lock-Up Agreement.
10.4	Form of Quantum Holders Lock-Up Agreement.
10.5	Form of Amended and Restated Registration Rights Agreement.
10.6†	Form of Series A Securities Purchase Agreement.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INFLECTION POINT ACQUISITION CORP. VI

	By:	/s/ Kevin Shannon
		Name:	Kevin Shannon
		Title:	Chief Executive Officer

Dated: June 12, 2026